Filed pursuant to Rule 433
March 24, 2015

Relating to
Preliminary Prospectus Supplement dated March 19, 2015 to
Prospectus dated November 4, 2014
Registration Statement No. 333-199842

XLIT Ltd.

Guaranteed by

XL Group plc

$500,000,000 4.450% Subordinated Notes due 2025
$500,000,000 5.500% Subordinated Notes due 2045

Summary of Terms

Issuer:	XLIT Ltd.

Guarantor:	XL Group plc

Expected Ratings (Moody’s / S&P / Fitch)*:	Baa3 (Stable) / BBB (Stable) / BBB- (Stable)

Security Type:	Subordinated unsecured fixed rate notes

Trade Date:	March 24, 2015

Settlement Date:	March 30, 2015

	4.450% Subordinated Notes due 2025	5.500% Subordinated Notes due 2045

Principal Amount:	$500,000,000	$500,000,000

Scheduled Maturity Date:	March 31, 2025	March 31, 2045

Interest Payment Dates:	Semi-annually on March 30 and September 30, commencing on September 30, 2015. At maturity, the Issuer will pay accrued and unpaid interest from the most recent date to which interest has been paid or provided for.	Semi-annually on March 30 and September 30, commencing on September 30, 2015. At maturity, the Issuer will pay accrued and unpaid interest from the most recent date to which interest has been paid or provided for.

Coupon:	4.450%	5.500%

Public Offering Price:	99.633%	99.115%

Benchmark Treasury:	2.00% due February 15, 2025	3.00% due November 15, 2044

Benchmark Price / Yield:	101-05 / 1.871%	111-09 / 2.461%

Spread to Benchmark Treasury:	+ 262.5 bps	+ 310 bps

Yield to Maturity:	4.496%	5.561%

Net Proceeds (Before Expenses) to Issuer:	$493,790,000	$489,950,000

Optional Redemption:	Beginning on March 31, 2020, the Issuer may redeem the 2025 Subordinated Notes, in whole at any time or in part from time to time, at the Issuer’s option at a redemption price equal to the greater of 100% of the principal amount of the 2025 Subordinated Notes and a make-whole amount based on a discount rate equal to the Treasury Rate plus 40 bps, plus accrued and unpaid interest, if any, to, but excluding, the redemption date, provided that the applicable Conditions to Redemption have been satisfied and will continue to be satisfied if the redemption payment were made and, if not so satisfied, such redemption will be deferred until such time as the Conditions to Redemption are satisfied.	Beginning on March 31, 2020, the Issuer may redeem the 2045 Subordinated Notes, in whole at any time or in part from time to time, at the Issuer’s option at a redemption price equal to the greater of 100% of the principal amount of the 2045 Subordinated Notes and a make-whole amount based on a discount rate equal to the Treasury Rate plus 50 bps, plus accrued and unpaid interest, if any, to, but excluding, the redemption date, provided that the applicable Conditions to Redemption have been satisfied and will continue to be satisfied if the redemption payment were made and, if not so satisfied, such redemption will be deferred until such time as the Conditions to Redemption are satisfied.

Specified Event Redemption:	The Issuer may redeem the 2025 Subordinated Notes, in whole but not in part, within 90 days following the occurrence of certain additional amounts, tax and regulatory events, provided that the applicable Conditions to Redemption have been satisfied and will continue to be satisfied if the redemption payment were made and, if not so satisfied, such redemption will be deferred until such time as the Conditions to Redemption are satisfied, as described in “Description of the Subordinated Notes and Guarantees–Redemption; Conditions to Redemption–Specified Event Redemption” in the prospectus supplement.	The Issuer may redeem the 2045 Subordinated Notes, in whole but not in part, within 90 days following the occurrence of certain additional amounts, tax and regulatory events, provided that the applicable Conditions to Redemption have been satisfied and will continue to be satisfied if the redemption payment were made and, if not so satisfied, such redemption will be deferred until such time as the Conditions to Redemption are satisfied, as described in “Description of the Subordinated Notes and Guarantees–Redemption; Conditions to Redemption–Specified Event Redemption” in the prospectus supplement.

Special Mandatory Redemption:	If the Acquisition is not consummated, or the Implementation Agreement is terminated, in each case, on or prior to December 15, 2015, the Issuer will be required to redeem all of the 2025 Subordinated Notes at a redemption price equal to 101% of the aggregate principal amount plus accrued and unpaid interest (including arrears of interest) to, but excluding, the Special Mandatory Redemption Date, and any Additional Amounts thereon.	If the Acquisition is not consummated, or the Implementation Agreement is terminated, in each case, on or prior to December 15, 2015, the Issuer will be required to redeem all of the 2045 Subordinated Notes at a redemption price equal to 101% of the aggregate principal amount plus accrued and unpaid interest (including arrears of interest) to, but excluding, the Special Mandatory Redemption Date, and any Additional Amounts thereon.

Minimum Denominations:	$2,000 x $1,000	$2,000 x $1,000
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Listing:	Application has been made to list the 2025 Subordinated Notes on the New York Stock Exchange under the symbol “XL25”	Application has been made to list the 2045 Subordinated Notes on the New York Stock Exchange under the symbol “XL45”

CUSIP / ISIN:	98420EAC9 / US98420EAC93	98420EAD7 / US98420EAD76

Joint Book-Running Managers:	Morgan Stanley & Co. LLC

Goldman, Sachs & Co.

Citigroup Global Markets Inc.

Deutsche Bank Securities Inc.

HSBC Securities (USA) Inc.

Co-Managers:	BNP Paribas Securities Corp.

Credit Agricole Securities (USA) Inc.

Credit Suisse Securities (USA) LLC

ING Financial Markets LLC

Lloyds Securities Inc.

Mitsubishi UFJ Securities (USA), Inc.

RBS Securities Inc.

Investing in the Subordinated Notes involves a number of risks. See “Risk Factors” beginning on page S-13 of the prospectus supplement.

* Note: A securities rating is not a recommendation to buy, sell, or hold securities and may be subject to revision or withdrawal at any time.

XLIT Ltd. and XL Group plc have filed a registration statement (including a prospectus) and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents XLIT Ltd. and XL Group plc have filed with the SEC for more complete information about the issuer, the guarantor and this offering. You should rely on the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents for free by visiting the SEC website at www.sec.gov. Alternatively, copies of the prospectus and the prospectus supplement may be obtained by contacting Morgan Stanley & Co. LLC toll free at 866-718-1649 or Goldman, Sachs & Co. toll free at 866-471-2526.

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